U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Homestead Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o RE Advisers Corporation

4301 Wilson Boulevard

Arlington, Virginia 22203

Telephone Number (including area code): (703) 907-6366

Name and address of agent for service of process:

Jack Delaney

Secretary

Homestead Funds Trust

4301 Wilson Boulevard

Arlington, Virginia 22203

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

NOTICE

A copy of the Agreement and Declaration of Trust of Homestead Funds Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Arlington and State of Virginia on the 1st day of March, 2019.

Signature:

Homestead Funds Trust
By: /s/ Mark Santero
Mark D. Santero President and Chief Executive Officer

Attest:	/s/ Amy DiMaurio

Name:Amy DiMaurio
Title: Treasurer